                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

(X)  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

                   For the fiscal year ended December 31, 2000

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from _____ to _____.

                           Commission File No. 1-13783

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                      INTEGRATED ELECTRICAL SERVICES, INC.
                         401(k) RETIREMENT SAVINGS PLAN
                         1800 West Loop South, Suite 500
                              Houston, Texas 77027

  B. Name and issuer of the securities held pursuant to the plan and the address of its principal executive office:

                      INTEGRATED ELECTRICAL SERVICES, INC.
                         1800 West Loop South, Suite 500
                              Houston, Texas 77027

                                    SIGNATURE


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 28, 2001




                                       INTEGRATED ELECTRICAL SERVICES, INC.
                                       401(k) RETIREMENT SAVINGS PLAN



                                       By: /s/ Margery M. Harris
                                          --------------------------------------
                                          Sr. Vice President - Human Resources
                                           and Administrative and a member of
                                           the Administrative Committee

INTEGRATED ELECTRICAL SERVICES, INC.
401(k) RETIREMENT SAVINGS PLAN

Financial Statements
As of December 31, 2000
Together With Auditors' Report

       Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan


                               TABLE OF CONTENTS



Report of Independent Public Accountants................................................................................2

Financial Statements-
   Statements of Net Assets Available for Benefits as of December 31, 2000 and 1999.....................................3
   Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2000.......................4

Notes to Financial Statements...........................................................................................5

Supplemental Schedules-
   Schedule I--Schedule of Assets (Held at End of Year) as of December 31, 2000........................................10
   Schedule II--Schedule of Nonexempt Transactions for the Year Ended December 31, 2000................................11

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Administrative Committee of the
Integrated Electrical Services, Inc.
401(k) Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the
Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements and the supplemental schedules referred to below are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) as of December 31, 2000, and nonexempt transactions for the year ended December 31, 2000, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                       ARTHUR ANDERSEN LLP


Houston, Texas
June 28, 2001

      Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999


                                                                    2000                             1999
                                                               --------------                    -------------
ASSETS:
   Investments, at fair value                                   $  92,068,928                    $  59,646,766
   Accrued income                                                      38,545                           24,642
   Contributions receivable-
     Employee                                                         249,445                          873,764
     Employer                                                          46,874                          165,948
     Cash, noninterest-bearing                                        354,524                                -
                                                                -------------                    -------------

                            Total assets                           92,758,316                       60,711,120

LIABILITIES:
   Accrued liabilities                                                349,281                           41,851
   Excess contributions payable                                        -                               270,574
                                                                -------------                    -------------

                            Total liabilities                         349,281                          312,425
                                                                -------------                    -------------

NET ASSETS AVAILABLE FOR BENEFITS                               $  92,409,035                    $  60,398,695
                                                                =============                    =============

   The accompanying notes are an integral part of these financial statements.

       Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



ADDITIONS TO NET ASSETS ATTRIBUTED TO:
   Interest and dividend income                                $   6,272,135
   Contributions-
     Employee                                                     17,606,168
     Employer                                                      3,094,416
     Rollovers                                                       707,984
                                                              --------------
                                                                  21,408,568
   Transfers from other plans (Note 4)                            21,613,046
                                                              --------------

                          Total additions                         49,293,749
                                                              --------------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
   Withdrawals                                                     6,389,680
   Net depreciation in fair value of investments                  10,631,838
   Administrative expenses                                           261,891
                                                              --------------

                          Total deductions                        17,283,409
                                                              --------------

                                       Net increase               32,010,340

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                              60,398,695
                                                              --------------

   End of year                                                 $  92,409,035
                                                               =============



    The accompanying notes are an integral part of this financial statement.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(K) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS



1.  DESCRIPTION OF THE PLAN:

The following description of the Integrated Electrical Services, Inc. 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for more complete information about the Plan's provisions.

General

The Plan is a defined contribution plan established by Integrated Electrical Services, Inc. (the Company), on January 1, 1999. The Plan was established under the provisions of Section 401(a) of the Internal Revenue Code of 1986, as amended (the Code), which includes a qualified deferred arrangement as described in Section 401(k) of the Code, for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Company, as Plan administrator, established an administrative committee (the Administrative Committee). The Administrative Committee is responsible for the general administration of the Plan. The Administrative Committee is given all powers necessary to enable it to carry out its duties including, but not limited to, the power to interpret the Plan.

Trustee

American Industries Trust Company (the Trustee), a subsidiary of Hand Benefits & Trust, Inc., is the trustee of the Plan.

Trustee fees and administrative costs, excluding participant loan fees, incurred during 2000 were paid either by the Plan or through unallocated forfeitures within the Plan unless the Company elected to pay such expenses on behalf of the Plan. Participant loan fees were paid by the participants requesting the loan.

Eligibility

All employees, excluding members of a collective bargaining unit, nonresident aliens, leased employees and employees of an affiliate of the Company that has not adopted the Plan, are eligible to participate in the Plan on January 1, April 1, July 1 or October 1 immediately following the later of the date on which he or she completes six months of service or attains age 21.

Rollovers

Participants may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(K) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)

Contributions

Eligible employees may contribute, on a pretax basis, an amount up to 20 percent of their compensation, as defined.

The Company will make matching contributions based on a percentage, if any, as determined each Plan year by the Company. During 2000, the Company made matching contributions equal to 25 percent of the first 6 percent of each participant's contribution.

The Plan allows the Company to make a "true-up" matching contribution at its sole discretion at the end of a Plan year for eligible participants in an amount which, when aggregated with the Company contributions made during the year, will produce aggregate matching contributions equal to the percentage established by the Company.

Participant Accounts

Each participant's account is credited with the participant's contributions, the Company's matching contributions and the participant's share of earnings, losses and any appreciation or depreciation of the funds invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Loans

Participants may borrow from their before-tax contribution accounts a minimum of $1,000 to a maximum equal to the lesser of (a) $50,000 minus any outstanding loan balance(s) in the last 12 months or (b) 50 percent of their vested account balances. No more than one loan is allowed per account at any given time. Interest rates are established by the Administrative Committee. Loans must be repaid within five years. Principal and interest are repaid through after-tax payroll deductions.

Investment Options

The Plan allows for participant transactions on any January 1, April 1, July 1 and October 1 with respect to (a) the transfer of funds from one investment alternative to another, (b) changes in the contribution level and (c) changes in the investment of new contributions. Participants may cease their deferrals at the beginning of any payroll period with proper notice. The Plan provides for contributions to be invested by the Trustee among the Company's common stock, five mutual funds and five common/collective trust funds in accordance with participant investment elections and the provisions of the trust agreement.

The Trustee utilizes a short-term investment account to invest assets of the Plan pending investment into the directed funds.

Vesting

Participants are 100 percent vested in their contributions, rollover contributions and earnings thereon. Participants vest in their Company matching contributions, and earnings thereon, as follows:

                                           Vested
   Completed Years of Service            Percentage
   --------------------------            ----------
         Less than 3                          0%
          3 or more                         100

       INTEGRATED ELECTRICAL SERVICES, INC. 401(K) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)

Forfeitures

Forfeitures result from termination of employment before full vesting has occurred. Forfeitures are first used to pay the Plan's ordinary and necessary administrative expenses. Remaining forfeitures are used to reduce the Company matching contributions.

Withdrawals

Once age 59-1/2 is attained, a participant may withdraw some or all of the vested amounts in his or her account. If the participant is younger than 59-1/2, he or she may withdraw some or all of the vested amounts in his or her account, excluding earnings thereon, only in the event of financial hardship. Upon retirement, termination of employment, death or permanent disability, participants or their beneficiaries may choose among monthly installments, a life annuity, a joint and 50 percent or 100 percent survivor annuity, a life annuity with a guaranteed payment period of five, 10, 15 or 20 years or a lump sum equal to the vested value of their accounts.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The Trustee provides statements, prepared on a cash basis of accounting, to the Company. Adjustments have been made to convert the statements to an accrual basis for reporting purposes. Withdrawals are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

Investment Valuation and
Gains (Losses) on Investments

Investments are reported at market value. Mutual funds and the Company's common stock are valued based upon quoted market prices. The common/collective trust funds are valued at fair value based upon the market value of the underlying assets. The American Industries Composite Employee Benefit Trust - Short-Term Income Fund (the Short-Term Income Fund) is a fully benefit-responsive common/collective trust fund investing in short-term debt instruments, including guaranteed investment contracts. The investments of the Short-Term Income Fund are stated at amortized cost which approximates fair value. Participant loans are valued at cost, which approximates fair value. Realized gains (losses) on the sale of investments and unrealized appreciation (depreciation) in the market value of investments are shown as net appreciation (depreciation) in market value of investments in the statement of changes in net assets available for benefits.

Purchase and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(K) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)

3.  INVESTMENTS:

The following table presents investments that represent 5 percent or more of the Plan's net assets for December 31, 2000 and 1999:

2000-
   American Growth Fund of America                                      $  18,504,237
   American Industries Composite Employee Benefit Trust-
     Benefit Trust Equity Index 500 Fund                                   11,881,014
     Short-Term Income Fund                                                 7,735,998
     SMART Aggressive Fund                                                  4,827,056
     SMART Moderate Fund                                                    5,444,258
   Investment Company of America                                            5,258,071
   Janus Worldwide Fund                                                    14,296,146
   MFS Capital Opportunities Fund                                          11,306,399

1999-
   American Growth Fund of America                                          9,939,496
   American Industries Composite Employee Benefit Trust-
     Benefit Trust Equity Index 500 Fund                                    9,172,467
     Short-Term Income Fund                                                 4,896,189
     SMART Aggressive Fund                                                  3,214,384
     SMART Moderate Fund                                                    3,781,500
   Fidelity Advisor Equity Income Fund                                      3,446,056
   Janus Worldwide Fund                                                     9,207,173
   MFS Capital Opportunities Fund                                           6,554,785

During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

         Common/collective trust funds               $   (1,100,885)
         Mutual funds                                    (8,662,194)
         Common stock                                      (868,759)
                                                     --------------
                                                     $  (10,631,838)

4.  TRANSFERS FROM OTHER PLANS:

During 2000, account balances of employees of various acquired companies who had participated in plans sponsored by the acquired companies were transferred to the Plan. Transfers from the acquired companies' plans totaled $21,613,046.

5.  RISKS AND UNCERTANTIES:

The Plan provides for various investments in common/collective funds, mutual funds and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term.

       INTEGRATED ELECTRICAL SERVICES, INC. 401(K) RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS

                                   (Continued)

6.  TAX STATUS:

The Plan has not received a determination from the Internal Revenue Service stating that the Plan is designed in accordance with the applicable sections of the Code. However, the Administrative Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan was qualified and the related trust was tax-exempt as of December 31, 2000 and 1999.

7.  PRIORITIES UPON TERMINATION:

Under the terms of the Plan, the Company has the right at any time to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become fully vested in the balance of their accounts. The Trustee would then commence distribution as directed by the Administrative Committee.

8.  RELATED-PARTY TRANSACTIONS:

Certain Plan investments are units of common/collective trust funds managed and distributed by American Industries Trust Company. American Industries Trust Company is the Trustee for the Plan; therefore, these transactions qualify as party-in-interest transactions. In addition, the Plan provides for investment in Company common stock and participant loans, which also qualify as party-in-interest transactions.

9.  NONEXEMPT TRANSACTIONS:

As reported on Schedule II, certain Plan contributions were not remitted to the trust within the time frame specified by the Department of Labor's Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company for the year ended December 31, 2000.

                                                                      SCHEDULE I

       INTEGRATED ELECTRICAL SERVICES, INC. 401(K) RETIREMENT SAVINGS PLAN

                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)

                             AS OF DECEMBER 31, 2000



                                                                                      Principal
                                                                                        Amount
                                                                                      or Number                 Current
                   Identity of Issue/Description of Investment                       of Shares       Cost        Value
                   -------------------------------------------                      -------------    ----   ----------
American Growth Fund of America                                                           683,317    (a)    $   18,504,237
American Industries Composite Employee Benefit Trust-
   Benefit Trust Equity Index 500 Fund*                                                   853,352    (a)        11,881,014
   Short-Term Income Fund*                                                              7,735,998    (a)         7,735,998
   SMART Aggressive Fund*                                                                 385,362    (a)         4,827,056
   SMART Conservative Fund*                                                               189,755    (a)         2,310,423
   SMART Moderate Fund*                                                                   432,036    (a)         5,444,258
Fidelity Advisor Government Investment Portfolio                                          441,874    (a)         4,272,924
Fidelity Money Market Fund                                                                     70    (a)                70
Integrated Electrical Services, Inc., common stock*                                       505,360    (a)         3,000,828
Investment Company of America                                                             169,288                5,258,071
Janus Worldwide Fund                                                                      251,427    (a)        14,296,146
MFS Capital Opportunities Fund                                                            631,995    (a)        11,306,399
Nationwide Life Insurance Company Fixed Fund                                              338,462    (a)           338,462
Interest-bearing cash                                                                $     17,942    (a)            17,942
Participant loans* (interest rates ranging from 4.0% to 12.0%)                       $  2,875,100    (a)         2,875,100
                                                                                                            --------------
                                   Total assets                                                             $   92,068,928
                                                                                                            ==============



*Identified party in interest.
(a)Cost omitted for participant-directed investments.

                                                                     SCHEDULE II

       INTEGRATED ELECTRICAL SERVICES, INC. 401(K) RETIREMENT SAVINGS PLAN

                       SCHEDULE OF NONEXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 2000



                           Relationship
                             to Plan,
                           Employer or                Description of Transactions,                                Interest
   Identity of Party       Other Party                  Including Maturity Date,                     Amount       Incurred
       Involved             in Interest    Rate of Interest, Collateral and Maturity Value           Loaned        on Loan
---------------------     --------------  ----------------------------------------------------   -------------  ----------
Integrated Electrical     Employer           Lending of monies from the Plan to the employer
 Services, Inc.                              (contributions not timely remitted to the Plan)
                                              as follows-
                                               Deemed loan dated March 20, 1999,
                                                 maturity February 4, 2000, with
                                                 interest at 15.27%
                                                 per month                                        $     1,320   $     248(a)
                                               Deemed loan dated July 23, 1999,
                                                 maturity January 31, 2000, with
                                                 interest at 15.27%
                                                 per month                                              1,053         161(a)
                                               Deemed loan dated August 21,
                                                 1999, maturity January 31,
                                                 2000, with interest at 15.27%
                                                 per month                                              1,063         162(a)
                                               Deemed loan dated October 22,
                                                 1999, maturity January 31,
                                                 2000, with interest at 15.27%
                                                 per month                                              2,043         312(a)
                                               Deemed loan dated November 20,
                                                 1999, maturity January 4, 2000,
                                                 with interest at 15.27%
                                                 per month                                              2,429          48(a)
                                               Deemed loan dated November 20,
                                                 1999, maturity January 21,
                                                 2000, with interest at 15.27%
                                                 per month                                              1,754         181(a)
                                               Deemed loan dated December 22,
                                                 1999, maturity January 4, 2000,
                                                 with interest at 15.27%
                                                 per month                                              4,141          82(a)
                                               Deemed loan dated December 22,
                                                 1999, maturity January 10,
                                                 2000, with interest at 15.27%
                                                 per month                                              6,574         324(a)
                                               Deemed loan dated December 22,
                                                 1999, maturity January 21,
                                                 2000, with interest at 15.27%
                                                 per month                                              1,079         112(a)
                                               Deemed loan dated December 22,
                                                 1999, maturity January 31,
                                                 2000, with interest at 15.27%
                                                 per month                                              5,757         879(a)
                                               Deemed loan dated December 22,
                                                 1999, maturity February 4,
                                                 2000, with interest at 15.27%
                                                 per month                                              1,017         191(a)
                                               Deemed loan dated January 26,
                                                 2000, maturity January 28,
                                                 2000, with interest at 0.83%
                                                 per month                                             14,829           8
                                               Deemed loan dated January 26,
                                                 2000, maturity February 28,
                                                 2000, with interest at 14.59%
                                                 per month                                             19,463       3,023

                                                                     SCHEDULE II
                                                                     Continued

                           Relationship
                             to Plan,
                           Employer or                Description of Transactions,                                Interest
   Identity of Party       Other Party                  Including Maturity Date,                     Amount       Incurred
       Involved             in Interest    Rate of Interest, Collateral and Maturity Value           Loaned        on Loan
---------------------     --------------  ----------------------------------------------------   -------------  ----------
                                               Deemed loan dated January 26,
                                                 2000, maturity April 14, 2000,
                                                 with interest at 9.62% per
                                                 month                                            $     2,950   $     733
                                               Deemed loan dated February 18, 2000, maturity
                                                 January 4, 2001, with interest at 6.87% per
                                                 month                                                    895         629(b)
                                               Deemed loan dated February 23, 2000, maturity
                                                 March 6, 2000, with interest at 14.59% per
                                                 month                                                 41,374       2,498
                                               Deemed loan dated February 23, 2000, maturity
                                                 March 14, 2000, with interest at 14.59% per
                                                 month                                                 33,289       3,350
                                               Deemed loan dated February 23, 2000, maturity
                                                 March 20, 2000, with interest at 14.59% per
                                                 month                                                  3,862         505
                                               Deemed loan dated February 23, 2000, maturity
                                                 March 29, 2000, with interest at 14.59% per
                                                 month                                                 15,385       2,709
                                               Deemed loan dated February 23, 2000, maturity
                                                 April 5, 2000, with interest at 14.59% per
                                                 month                                                  1,591         336
                                               Deemed loan dated February 23, 2000, maturity
                                                 May 17, 2000, with interest at 5.67% per
                                                 month                                                    791         123
                                               Deemed loan dated February 23, 2000, maturity
                                                 June 30, 2000, with interest at 5.49% per
                                                 month                                                  1,589         363
                                               Deemed loan dated March 22, 2000, maturity
                                                 March 29, 2000, with interest at 9.73% per
                                                 month                                                 96,992       2,131
                                               Deemed loan dated March 22, 2000, maturity
                                                 April 5, 2000, with interest at 9.73% per
                                                 month                                                 15,133         665
                                               Deemed loan dated March 22, 2000, maturity
                                                 April 14, 2000, with interest at 9.73% per
                                                 month                                                  3,423         215
                                               Deemed loan dated March 22, 2000, maturity
                                                 May 8, 2000, with interest at 9.73% per
                                                 month                                                  5,816         858
                                               Deemed loan dated March 22, 2000, maturity
                                                 May 17, 2000, with interest at 9.73% per
                                                 month                                                  4,377         769
                                               Deemed loan dated March 22, 2000, maturity
                                                 June 7, 2000, with interest at 9.73% per
                                                 month                                                 12,516       3,025
                                               Deemed loan dated March 22, 2000, maturity
                                                 June 30, 2000, with interest at 9.73% per
                                                 month                                                  1,564         491

                                                                     SCHEDULE II
                                                                     Continued

                           Relationship
                             to Plan,
                           Employer or                Description of Transactions,                                Interest
   Identity of Party       Other Party                  Including Maturity Date,                     Amount       Incurred
       Involved             in Interest    Rate of Interest, Collateral and Maturity Value           Loaned        on Loan
---------------------     --------------  ----------------------------------------------------   -------------  ----------


                                               Deemed loan dated April 14, 2000, maturity
                                                 August 9, 2000, with interest at 5.26% per
                                                 month                                            $     1,727   $     349
                                               Deemed loan dated April 22, 2000, maturity
                                                 May 17, 2000, with interest at 2.60% per
                                                 month                                                 30,305         657
                                               Deemed loan dated April 22, 2000, maturity
                                                 May 26, 2000, with interest at 2.60% per
                                                 month                                                  9,578         282
                                               Deemed loan dated April 22, 2000, maturity
                                                 May 30, 2000, with interest at 2.60% per
                                                 month                                                 13,981         460
                                               Deemed loan dated April 22, 2000, maturity
                                                 June 6, 2000, with interest at 6.15% per
                                                 month                                                  1,025          95
                                               Deemed loan dated April 22, 2000, maturity
                                                 June 7, 2000, with interest at 6.15% per
                                                 month                                                  1,532         144
                                               Deemed loan dated April 22, 2000, maturity
                                                 June 14, 2000, with interest at 6.15% per
                                                 month                                                    243          26
                                               Deemed loan dated April 22, 2000, maturity
                                                 June 23, 2000, with interest at 6.15% per
                                                 month                                                    323          41
                                               Deemed loan dated April 22, 2000, maturity
                                                 June 30, 2000, with interest at 6.15% per
                                                 month                                                  1,806         255
                                               Deemed loan dated April 22, 2000, maturity
                                                 July 5, 2000, with interest at 6.15% per
                                                 month                                                 14,706       2,231
                                               Deemed loan dated May 20, 2000, maturity May
                                                 26, 2000, with interest at 2.60% per month           108,574       1,360
                                               Deemed loan dated May 20, 2000, maturity May
                                                 30, 2000, with interest at 2.60% per month           195,712       1,641
                                               Deemed loan dated May 20, 2000, maturity June
                                                 6, 2000, with interest at 6.15% per month              4,597         155
                                               Deemed loan dated May 20, 2000, maturity June
                                                 7, 2000, with interest at 6.15% per month              6,675         238
                                               Deemed loan dated May 20, 2000, maturity June
                                                 23, 2000, with interest at 6.15% per month             9,735         657
                                               Deemed loan dated May 20, 2000, maturity July
                                                 21, 2000, with interest at 6.15% per month             1,754         216

                                                                     SCHEDULE II
                                                                     Continued

                           Relationship
                             to Plan,
                           Employer or                Description of Transactions,                                Interest
   Identity of Party       Other Party                  Including Maturity Date,                     Amount       Incurred
       Involved             in Interest    Rate of Interest, Collateral and Maturity Value           Loaned        on Loan
---------------------     --------------  ----------------------------------------------------   -------------  ----------
                                               Deemed loan dated May 20, 2000,
                                                 maturity August 9, 2000, with
                                                 interest at 6.86% per
                                                 month                                            $     3,473   $     630
                                               Deemed loan dated June 22, 2000, maturity
                                                 June 30, 2000, with interest at 6.15% per
                                                 month                                                  7,765         127
                                               Deemed loan dated June 22, 2000, maturity
                                                 July 7, 2000, with interest at 6.15% per
                                                 month                                                  1,668          51
                                               Deemed loan dated June 22, 2000, maturity
                                                 July 17, 2000, with interest at 6.15% per
                                                 month                                                  8,330         426
                                               Deemed loan dated June 22, 2000, maturity
                                                 August 9, 2000, with interest at 8.12% per
                                                 month                                                  6,804         873
                                               Deemed loan dated July 25, 2000, maturity
                                                 July 31, 2000, with interest at 0.83% per
                                                 month                                                  1,937           3
                                               Deemed loan dated July 25, 2000, maturity
                                                 August 9, 2000, with interest at 20.02% per
                                                 month                                                  8,545         883
                                               Deemed loan dated July 25, 2000,
                                                 maturity August 15, 2000, with interest at
                                                 24.10% per month                                       4,162         712
                                               Deemed loan dated July 25, 2000,
                                                 maturity September 27, 2000,
                                                 with interest at 17.12%
                                                 per month                                              1,513         543
                                               Deemed loan dated August 22,
                                                 2000, maturity September 14,
                                                 2000, with interest at 14.20%
                                                 per month                                             13,330       1,405
                                               Deemed loan dated August 22,
                                                 2000, maturity September 27,
                                                 2000, with interest at 9.30%
                                                 per month                                                213          23
                                               Deemed loan dated August 22,
                                                 2000, maturity September 29,
                                                 2000, with interest at 8.93%
                                                 per month                                              3,883         425
                                               Deemed loan dated August 22,
                                                 2000, maturity October 4, 2000,
                                                 with interest at 8.24% per
                                                 month                                                  3,961         453
                                               Deemed loan dated September 23, 2000,
                                                 maturity October 4, 2000, with interest at
                                                 0.86% per month                                        8,048          25
                                               Deemed loan dated September 23, 2000,
                                                 maturity October 12, 2000, with
                                                 interest at 0.86% per month                            1,972          11
                                               Deemed loan dated October 24, 2000, maturity
                                                 November 8, 2000, with
                                                 interest at 1.38% per month                            6,035          40

                                                                     SCHEDULE II
                                                                     Continued

                           Relationship
                             to Plan,
                           Employer or                Description of Transactions,                                Interest
   Identity of Party       Other Party                  Including Maturity Date,                     Amount       Incurred
       Involved             in Interest    Rate of Interest, Collateral and Maturity Value           Loaned        on Loan
---------------------     --------------  ----------------------------------------------------   -------------  ----------
                                               Deemed loan dated October 24,
                                                 2000, maturity November 10,
                                                 2000, with interest at 1.38%
                                                 per month                                        $     4,195   $      32
                                               Deemed loan dated November 23, 2000, maturity
                                                 December 1, 2000, with
                                                 interest at 6.59% per month                            3,757          66
                                               Deemed loan dated November 23, 2000, maturity
                                                 December 5, 2000, with
                                                 interest at 6.59% per month                            3,729          98
                                               Deemed loan dated November 23,
                                                 2000, maturity December 12,
                                                 2000, with interest at 6.59%
                                                 per month                                                294          12
                                               Deemed loan dated November 23,
                                                 2000, maturity December 22,
                                                 2000, with interest at 6.59%
                                                 per month                                              5,081         324
                                               Deemed loan dated December 22,
                                                 2000, maturity December 28,
                                                 2000, with interest at 6.59%
                                                 per month                                              3,243          41
                                                                                                                ---------
                                                                                                                $  41,141(c)
                                                                                                                =========


(a) Represents calculated interest from January 1, 2000, through the date of maturity.
(b) Represents calculated interest from the date of the loan through December 31, 2000.
(c) Represents the employer-remitted interest to the Plan subsequent to Plan year-end.

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                     DESCRIPTION
-------                    -----------
23.1                       Consent of Independent Public Accountants